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                                                                  EXHIBIT (c)(3)

                   [BANKBOSTON ROBERTSON STEPHENS LETTERHEAD]

March 29, 1999



CONFIDENTIAL



Trivest Furniture Corporation
c/o Trivest, Inc.
2665 South Bayshore Drive, Suite 800
Miami, Florida  33133-5462

         Attention:        William F. Kaczynski Jr.
                           Managing Director

Ladies and Gentlemen:

         We refer to the Commitment Letter of even date addressed by us, BankBoston, N.A. and BancBoston Robertson Stephens Inc., to you in respect of the Financing as described and defined in the Commitment Letter that we propose to provide in connection with your acquisition, by merger, of the shares of WinsLoew Furniture, Inc. ("WinsLoew"), including the Outline of Terms and Conditions attached to and forming a part of the Commitment Letter.

         The Commitment Letter provides that it is a condition to our obligation to lend that the terms and conditions of the WinsLoew acquisition be acceptable to BankBoston. As you know, it is our understanding that the price per share payable to WinsLoew's shareholders upon consummation of the merger will be $30 and based on this understanding, the Commitment Letter includes additional, specific conditions as to the required equity investment and gross proceeds of the contemporaneous issue of senior subordinated debt that will fund, in part, the WinsLoew acquisition.

         You have asked us whether a per share price for WinsLoew of $33 would be acceptable to BankBoston or would cause us to terminate our commitment in accordance with the terms of the Commitment Letter. We are pleased to advise you that our commitment could remain in place at a price per share of $33, PROVIDED that the equity investment on the closing date is $75 million (rather than $60 million) and that the gross proceeds of the senior subordinated debt issue are at least $130 million (rather than $125 million). If you arrive at a per share price for WinsLoew between $30 and $33, we would expect a comparable adjustment in equity investment and senior sub debt proceeds. The other terms and conditions of the Commitment Letter, including our right to review and be satisfied with the other terms and conditions of the WinsLoew acquisition, and of the related Fee Letter would remain unchanged.

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         We've issued this letter in two copies. Kindly countersign each copy of this side letter in the space provided, keep one for your records and return an original to the attention of Lauren Carrigan at the following address:

                           BankBoston, N.A.
                           Attn: Lauren Carrigan
                           115 Perimeter Center Place
                           Suite 500
                           Atlanta, GA  30346
                           Fax: 770-393-4166

         We look forward to working with you toward the successful completion of this transaction.

                                           Very truly yours,


                                           /s/ Christopher R. Carmosino

                                           Christopher R. Carmosino
                                           Managing Director

Accepted and agreed:


By: /s/ William F. Kaczynski, Jr.
    ----------------------------------
Name:  William F. Kaczynski, Jr.
Title: Managing Director

Trivest, Inc.